FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated December 28, 2012.

TRANSLATION

Autonomous City of Buenos Aires, December 28, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: YPF S.A. enters into an agreement with Bridas International S.A.

     The purpose of this letter is to comply with the requirements of section No. 23 of Chapter VII of the regulations of the Buenos Aires Stock Exchange.

     We hereby inform you that YPF S.A. (“YPF”) has today entered into an agreement (the “Agreement”) with Bridas International S.A. (“Bridas”) through which YPF grants Bridas an exclusive right for a 60-day period, effective as of the date hereof, to negotiate the final terms and conditions under which YPF would transfer a 50% interest in the areas of "Bajada de Añelo" and "Bandurria," which comprise an area of 201 km2 and 462.4 km2, respectively, in the province of Neuquén (see Annex I). Initially, YPF would transfer a total of 183.6 km2, for which Bridas is committed to make the expenditures corresponding to the respective percentages of participation of YPF and Bridas in the initial investment of the development program, for estimated US$1.5 billion, during a 24-month period.

     In addition, the Agreement contemplates, among other things, that Bridas will procure financing for YPF for an amount of US$500 million, to be invested in the subsequent development stages.

     Yours faithfully,

                                                                                                                                                                                                                Fernando Giliberti
                                                                                                                                                                                                                    Director
                                                                                                                                                                                                                     YPF S.A.

Annex I

BAJADA DE AÑELO
201 Km2
BANDURRIA
462,4 Km2
SAN ROQUE
AGUADA DEL CHAÑAR
LA AMARGA CHICA
BAJADA DEL PALO
AGUADA DE LA ARENA
LA AMARGA CHICA
CRUZ DE LORENA
AGUADA PICHANA
LA CALERA
LOMA LA LATA - SIERRA BARROSA
2.490.000
2.500.000
2.510.000
2.520.000
2.530.000
2.540.000
69°0'0"W
68°50'0"W
68°40'0"W
68°30'0"W
5.790.000
5.780.000
5.770.000
5.760.000
5.750.000
38°10'0"S
38°20'0"S
YPF
REP. ARGENTINA - PCIA. DEL NEUQUEN
CUENCA NEUQUINA
BAJADA DE AÑELO
Y BANDURRIA
Proyección Gauss Kruger Faja 2
Marco de Referencia Posgar 2007
CARTOGRAFIA
28/12/2012
ARG_NQN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 28, 2012	By:	/s/ Fernando Giliberti
	Name: Title:	Fernando Giliberti Director